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                           August 21, 2023

       Peter Scalise
       Chief Executive Officer
       The3rdBevco Inc.
       2805 Veterans Highway Suite 15
       Ronkonkoma, New York 11779

                                                        Re: The3rdBevco Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on July 11,
2023
                                                            File No. 024-12298

       Dear Peter Scalise:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2023 letter.

       Amendment No. 1 to Form 1-A filed August 9, 2023

       General

   1. We note your response to our prior comment 1. Please further revise your disclosure, including the
prospectus cover page and summary, to clarify whether the 8,750,000 shares being offered include
loyalty bonus shares and amount-based bonus shares (i.e., 350,000 and 7,000,000,
respectively). If so, then revise the maximum number of loyalty bonus shares disclosed on
page 22 accordingly (in this regard, we note that 437,500 loyalty bonus shares represents
5% of 8,750,000 shares). Revise the maximum number of
                                                        amount-based bonus
shares, currently disclosed as 3,937,500 shares on page 22, as appropriate.
 Peter Scalise
FirstName  LastNamePeter Scalise
The3rdBevco   Inc.
Comapany
August  21, NameThe3rdBevco
            2023             Inc.
August
Page  2 21, 2023 Page 2
FirstName LastName
2. If the loyalty and amount-based bonus shares are being offered in addition to the
         8,750,000 shares, then revise Item 4 of Form 1-A to reflect the aggregate number of shares being offered (i.e., including bonus shares, as these are required to be qualified).
         Ensure consistency with your disclosure in response to comment 1 above.
Exhibits

3. The legal opinion filed as an exhibit to your Form 1-A states, "The Offering Statement covers 13,125,000 shares of Common Stock of the Company, which include 8,750,000 shares to be qualified under Regulation A and 4,375,000 potential bonus shares." Please file a revised opinion which refers to the aggregate number of shares to be qualified consistent with comments 1 and 2 above. Please also revise the statement in the opinion that, "Bonus shares shall be restricted share," to reflect that the bonus shares are being qualified on Form 1-A.
      You may contact Bradley Ecker at (202) 551-4985 or Jennifer Angelini at
(202) 551-
3047 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing